Aztar Corporation
2390 East Camelback Road
Suite 400
Phoenix, AZ 85016-3452

By EDGAR Transmission

June 2, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

                    Re:  Aztar Corporation Form 10-K
                         for the year ended December 31, 2005
                         File No. 001-5440

Ladies and Gentlemen:

We have received the letter of the Staff that was sent by David R. Humphrey dated May 23, 2006. For your convenience, we have numbered and repeated the Staff's comments prior to our responses.

Financial Statements

1.	Note 1 Significant Accounting Policies, Valuation of Long-Lived Assets, page F-12

Staff's comment:

Expand your policy here, and also under MD&A - Critical Accounting Estimates: Property and Equipment, to indicate whether you separately evaluate for impairment your casino hotels and riverboats on an individual property by property basis, or some other lower level of cash flows.

Our response:

Whenever events or changes in circumstances warrant a review for impairment, we compare the carrying amount of a long-lived asset to the anticipated undiscounted cash flow from such asset. We perform this test for recoverability on a property-by-property basis. In doing so, we group the property's primary long-lived assets with all of the property's other assets and liabilities since we believe the property is the lowest level for which identifiable cash flows are largely independent of the cash flows of our other assets and liabilities. At no time during the last five years has an event or change in circumstance warranted a review for impairment. Accordingly, we have not performed a test for recoverability during the last five years.

We will comply with the Staff's request to expand our significant accounting policy related to the evaluation of impairment of long-lived assets as well as our critical accounting estimate disclosure related to property and equipment within MD&A, however, we request the Staff to reconsider amending the 10-K for this comment and allow us to incorporate it in future filings.

2.	Note 1 Significant Accounting Policies, Revision in Classification, page F-16

Staff's comment:

We note that you elected to reclassify the costs of certain cash promotional offers made to customers as a reduction in casino revenue in fiscal 2005 and that you made corresponding adjustments to each of the income statements presented in the filing for comparative purposes. This accounting treatment appears consistent with the guidance set forth in Issues 1 and 2 of EITF 01-9. However, these consensuses should have been applied no later than in financial statements for periods beginning after December 15, 2001. Accordingly, it appears to us that this accounting change constitutes the correction of an error in previously issued financial statements and that it should have been reported as such. Please revise your filing accordingly or explain and provide support for your current presentation and disclosures. We may have further comments upon review of your response.

Our response:

The Staff is correct in that our cash promotional offers have been classified as a reduction of revenue in accordance with the consensus reached under Issue 1 of EITF 01-9. We considered the income statement classification implications of EITF 01-9 prior to its effective date and elected not to implement the consensus under Issue 1 on the basis of immateriality. After the effective date, we monitored our business to see that there were no material changes.

Our decision during 2005 to revise the classification of our cash rebates from an expense to a reduction of casino revenue was based on two factors: (1) our audit committee's evolving view that immateriality should not be a significant factor in determining whether to adopt new accounting standards in situations where the cost to do so is not excessive and (2) the increased likelihood that cash promotional offers may have a more important role in our Company's future operating strategy and therefore could be material in future reporting periods.

During 2005, we considered the applicability of APB 20 in connection with our decision to revise the classification of our cash rebates in the 2004 Statement of Operations. Our conclusion to present this as a revision in classification rather than as a restatement was based on paragraph 13 of APB 20, which states, "A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error for purposes of applying this opinion." However, Accounting Principles Board Opinions, including APB 20, need not be applied to immaterial items (refer to the Notes section of APB 20). We evaluated the materiality of the error in accordance with Staff Accounting Bulletin No. 99. In doing so, we concluded the revision in classification was not material and therefore we were not required to restate previously issued financial statements. Our judgment that the revision in classification was not material was based in part on our consideration of the following qualitative and quantitative factors:
1.	The revision in classification was less than 4% of total revenues and 5% of casino revenues for each annual reporting period from 2004 through 2000. See Exhibit 1.

2. 3. 4. 5. 6. 7. 8. 9. 10.

The revision in classification had no impact on operating income, pre-tax income, net income, retained earnings, EPS or EBITDA for any reporting period from 2004 through 2000. Because the revision in classification was always less than 5% and greater than 2% of total revenues and total casino revenues, we concluded it did not hide or mask a revenue trend.

The revision in classification did not convert a loss into net income for any of the years that were impacted.

The revision in classification was reviewed on a consolidated basis and on a property-by-property basis. Based on our review, it did not have a significant impact on a segment of the Company's business that plays a major role in the Company's operations or profitability.

The revision in classification did not affect the Company's compliance with any regulatory requirements.

The revision in classification did not affect the Company's compliance with its debt covenants or other contractual requirements. Debt covenants under the Company's senior secured credit facility include a minimum debt service coverage ratio and maximum total and senior debt leverage ratios. Compliance with the Company's debt covenants is primarily a function of cash flow (based on a defined formula which excludes taxes), which was not affected by the revision in classification.

The revision in classification did not have any impact on management's compensation (including bonuses) during any year since EITF 01-9 became effective.

The revision in classification did not involve the concealment of an unlawful transaction.

The revision in classification had no impact on the Company's cash flows or its ability to generate cash flows from its operations.

The investing community (including shareholders, analysts and financial institutions) value gaming companies (including Aztar) based upon multiples of EBITDA and not on casino revenue or gross revenue. Moreover, the revision in classification did not conceal or materially change any year-over-year revenue trends. We believe it is reasonable to conclude that due to the nature of the revision in classification and its lack of impact on "on-going" key performance indicators, the revision in classification would presumably not impact market performance.

We have a SAB 99 memorandum that we completed on April 29, 2005 to support our conclusion that the revision in classification of prior period amounts for comparability was not material to previously issued financial statements. Our audit committee of the board of directors concurred with our conclusions.

Although we concluded that the revision in classification was not material, we considered the guidance on prior period adjustments in paragraph 18 of APB 9 as required by paragraph 36 of APB 20 and for transparency of disclosure included full disclosure of the impact of the revision in classification. Therefore, (1) we adjusted casino revenue and expenses for all prior periods in a manner consistent with that required by APB 9, (2) the adjustment did not impact net income of a prior period and therefore beginning retained earnings was not affected, and (3) we disclosed the fact that the revision in classification had no effect on operating income or net income in the Consolidated Statement of Operations for any period presented.

3.	Note 8. Other Long-Term Liabilities, F-22

Staff's comment:

Provide a note explaining the decrease in deferred compensation and retirement plans during the period, or provide a cross-reference to a detailed discussion at Note 12 and further identifying the position of the employee or officer to whom the lump sum cash payment was made and the reason the Company/employee chose this settlement provision at this time.

Our response:

Note 8 was included in the notes to our consolidated financial statements for the purpose of providing readers additional information regarding the composition of the other long-term liabilities balances per the Consolidated Balance Sheets. Information on the deferred compensation and retirement plans component is included in Note 12 and we will provide a cross reference; however, we request the Staff to reconsider amending the 10-K for this comment and allow us to incorporate it in future filings.

With regard to the Staff's request to explain the decrease in deferred compensation and retirement plans liabilities, we believe that Note 12 includes sufficient detail to enable a reader to understand the reason for the decrease. For instance, the reader is provided with total benefits paid in 2005 and 2004 per the reconciliation of the funded status with amounts recognized in the Consolidated Balance Sheets on page F-26. The increase in benefits paid under our defined benefit plans in 2005 versus 2004 is approximately the amount of the lump sum cash payment, which is disclosed as parenthetical reference (a) on page F-27. The lump sum payment was made to the former Chairman of the Board and Chief Executive Officer of Aztar Corporation, who retired from the Company effective March 1, 2005. The lump sum payment was made at his election upon retirement as provided for in the defined benefit plan. We do not believe it is appropriate or necessary to name the specific individual or his position in the notes to the consolidated financial statements. These details were included on page 9 of our Definitive Proxy Statement on Schedule 14A that was filed on March 30, 2005 and page 8 of our Proxy filed on April 10, 2006.
4.	Note 13. Accounting for the Impact of the Construction Accident, page F-28

Staff's comment:

Refer to the first two sentences in paragraph four of this footnote. We understand that the insurance recoveries of $871,000, $8,717,000 and $3,500,000, referenced therein, are classified within the income statement as "Construction Accident Insurance Recoveries." Please supplementally address each of the insurance recovery balances that follow in the footnote. Tell us when the recovery was received and how it has been reported in the income statement. For example, you refer to receipts of $9,200,000 for lost profits and additional costs. Explain how and when these amounts have been reported in the income statement. Where recoveries (and related losses) have not been included in the operating section of your income statement, please explain the basis and rationale for your presentation. Cite your basis in GAAP for their classification as well. Finally, you state that your share of claims outstanding for dismantlement, debris removal and rebuild was approximately $37 million at December 31, 2005. Please explain how you propose to reflect these amounts in your income statement.

Our response:

After the first three sentences, the purpose of the remainder of paragraph four is to provide information on the amount and status i.e. paid or unpaid of insurance claims filed for business interruption, the delay in the opening of the expansion, and other costs incurred that are related to the construction accident. Therefore, the business interruption and delay claim amounts are redundant with the first two sentences. The $3,500,000 in sentence four is the same $3,500,000 in sentence two. In sentence six, the $9,200,000 received combined with the $345,000 receivable for a total of $9,545,000 is the same $871,000 and $8,717,000 for a total of $9,588,000 in sentence one except that the $9,200,000 was rounded to the nearest one hundred thousand. The $1,500,000 in sentence eight was received in 2004 and was applied toward our construction accident receivables. As we incurred costs that were considered probable of being recovered under insurance, they were recorded in construction accident receivables. In paragraph six, the $1,125,000 was received in 2005 and it was applied toward our construction accident receivables. Also in paragraph six, we discussed insurance recoveries associated with the rebuild of $6,001,000 and $10,532,000, net of direct costs to obtain the recoveries that were recorded in 2005 and 2004, respectively, and included in other income. The $6,001,000 consists of $6,706,000 of recovery received in 2005 and $505,000 of recovery included in construction accident receivables less $1,210,000 of direct costs. The $10,532,000 consists of $10,879,000 of recovery received in 2004 less $347,000 of direct costs.

The recoveries and related losses and direct costs that were included in other income relate to assets that were under construction and included in construction in progress. Our rationale was that these assets were not operating assets i.e. they were not contributing to the operating results of the Company. Therefore, the gain resulting from the rebuild of these assets would not be an operating gain. Income statement classification in GAAP addresses extraordinary and nonrecurring items but it does not address operating versus nonoperating. The classification as nonoperating was in our judgement required by S-X Rule 5-03. The insurance recoveries are miscellaneous income similar to a return on an investment in a security or the profit from the sale of a security in that we have invested in insurance by purchasing insurance policies and are now profiting from that investment. In keeping with the above rationale, if we collect any of the $37,000,000 of claims outstanding at December 31, 2005 for dismantlement, debris removal and rebuild, we propose reflecting it in the income statement as other income.
5.	Note 13. Accounting for the Impact of the Construction Accident, page F-28

Staff's comment:

With regard to the various types of insurance recoveries, please explain how each category is classified in the cash flow statement. We may have further comments upon review of your response.

Our response:

Paragraph 22 of the Statement of Financial Accounting Standards No. 95 states that cash inflows from operating activities are all other cash receipts that do not stem from transactions defined as investing or financing activities, such as amounts received to settle lawsuits; proceeds of insurance settlements except for those that are directly related to investing or financing activities, such as from destruction of a building; and refunds from suppliers. Accordingly, we classified our insurance recoveries as operating activities except for the $6,706,000 received in 2005 and $10,879,000 received in 2004 in connection with the destruction of our building that was under construction that were classified as investing activities.
6.	Note 17. Segment Information, page F-33

Staff's comment:

See your discussion under note (a) for the definition of EBITDA. As we note that EBITDA (by segment) is the primary profitability measure used by your chief operating decision maker, clarify in your discussion that this measure was computed in accordance with the guidance of SFAS No. 131 and that its inclusion as a financial performance measure in the SFAS No. 131 audited footnote and related discussion in MD&A does not represent a non-GAAP financial measure, and that the use of this measure for any other purposes would constitute a non-GAAP measure. We refer you to Question 18 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures", issued on June 13, 2003 (the "FAQ"). Further, as your definition of EBITDA includes items other than 'earnings before interest, taxes, depreciation and amortization, please revise the title to indicate "Segment Adjusted EBITDA" or similar wording.

Our response:

We will comply with the comment. We request the Staff to reconsider amending the 10-K for this comment and allow us to incorporate it in future filings.

Management's Discussion and Analysis
7.	Contractual Obligations, page F-47

Staff's comment:

We believe that scheduled interest payments should generally be included in the table and that interest on fixed rate obligations should be included at a minimum. If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.

Our response:

We will comply with the comment. However, we request the Staff to reconsider amending the 10-K for this comment and allow us to incorporate it in future filings.

8.	Results of Operations, page F-48

Staff's comment

See the table presentation on page F-48. Please delete the total line item defined as "Property EBITDA", as such presentation is not appropriate in filed documents outside of the SFAS No. 131 audited footnote disclosure and constitutes a non-GAAP financial measure. We refer you to Question No. 21 of the above referenced FAQ. In addition, please revise the discussion contained in note (a) to this table and other related areas of MD&A to comply with our comment issued above under the Note 17 Segment Information audited footnote.

Our response:

We will comply with the comment. We request the Staff to reconsider amending the 10-K for this comment and allow us to incorporate it in future filings.
9.	Results of Operations - 2005 versus 2004, page F-49

Staff's comment:

Expand the discussion of each of your casino properties to discuss the segment profitability measure for each period in which statements of income are presented. Also, provide a discussion of consolidated net income.

Our response:

We believe the table included in MD&A on page F-48 of our 10-K is a good starting point for readers attempting to analyze our results of operations including consolidated net income and EBITDA, which is the primary segment profitability measure used by our chief operating decision maker. The discussion following this table provides readers with additional and sufficient information to more fully understand the significant components contributing to our results of operations, including those components which impact consolidated net income and EBITDA by property, where material. Since consolidated net income and EBITDA are residual amounts, to discuss them separately would require us to repeat all the information we presented in discussing the components. We therefore request the Staff to reconsider its request to amend the 10-K to provide a discussion as to both the segment profitability measure and consolidated net income on the basis that it would be duplicative.

10.	Results of Operations - 2005 versus 2004, page F-49

Staff's comment:

In addition, refer to the paragraph discussion of consolidated casino revenue. Provide a discussion as to why casino revenues at Tropicana Las Vegas decreased in fiscal 2005 compared to fiscal 2004 given that, it would appear, some of the same factors cited for the increase at Tropicana Atlantic City would also be applicable to Tropicana Las Vegas, such as New Year's Eve and New Year's Day occurring in the same fiscal 2005 year period. Please describe the reason for the decrease and disclose the amount of casino revenue of Tropicana Las Vegas for each period.

Our response:

In preparing MD&A, we considered the SEC's Interpretative Release No. 33-8350 entitled "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations". In doing so, we noted the SEC's advice to select MD&A content by focusing on material information and eliminating immaterial information that does not promote understanding of companies' financial condition, liquidity and capital resources, changes in financial condition and results of operations.

Casino revenue is our most significant source of revenue, which accounted for approximately 76% of our consolidated revenue in 2005. We included a discussion in MD&A on the composition of the change in consolidated casino revenue, which we deemed to be material, in order to provide the reader with an understanding of how each property contributed to the overall change. As noted in our MD&A, consolidated casino revenue increased approximately $90.9 million or 15% in 2005 versus 2004. We deemed the decrease in casino revenue at Tropicana Las Vegas of $1.6 million, which was less than 2% of the consolidated change, to be immaterial even when considering the impact of the two additional days included in the 2005 year. Casino revenue at Tropicana Las Vegas was $66.2 million in 2005 versus $67.8 million in 2004. It is our position that a discussion of this change was not required to be included because it was immaterial. We request the Staff to reconsider its request to amend the 10-K to provide a discussion as to the reason for the decrease in casino revenue at Tropicana Las Vegas.
11.	Results of Operations - 2005 versus 2004, page F-49

Staff's comment:

To enhance the narrative discussion in MD&A, please consider also providing a tabular presentation of revenue by type for each casino property that reconciles to the total revenue categories presented on the face of the statements of income. For example, disclose in the table, the individual amount of revenue from Tropicana Atlantic City attributable to casinos, rooms, food and beverage, and other, for each period presented.

Our response:

We have considered the Staff's suggestion to provide a tabular presentation of revenue by type for each casino property that reconciles to the total revenue categories presented on the face of the statements of operations. As noted in our response to the Staff's Comment No. 10 above, casino revenue is the most significant component of our consolidated revenues. We therefore agree with the Staff's suggestion to include a tabular presentation of casino revenue by property for each period presented that reconciles to consolidated casino revenue per the Statement of Operations, however, we request the Staff to reconsider its request to amend the 10-K for this comment and allow us to incorporate it in future filings.

12.	Tropicana Atlantic City, page F-50

Staff's comment:

As collateralizing bonds does not appear to constitute a planned business activity in which you intend to routinely engage in order to generate revenue, it appears that the resulting fee income should be classified as other income, rather than as other revenue. Please revise or advise.

Our response:

As disclosed in Note 3 to our consolidated financial statements, the Company has a New Jersey investment obligation based on its New Jersey casino revenue. The Company may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the Casino Reinvestment Development Authority (CRDA). These deposits, under certain circumstances, may be donated to the CRDA in exchange for credits against future investment obligations. If not used for other purposes, the CRDA deposits are used to invest in bonds issued by the CRDA as they become available that bear interest at two-thirds of market rates. We view our New Jersey investment obligation as a cost of doing business in Atlantic City. Accordingly, we consider all costs recognized in satisfaction of these obligations to be operating expenses.

From time to time the CRDA issues revenue bonds and in doing so uses the CRDA deposits of or other sources of revenue from Atlantic City casino operators as collateral. These sources are used as collateral in the event CRDA revenues are insufficient to meet the bonds' debt service requirements. If our CRDA deposits were used to service these bonds, we would receive credit against future investment obligations. In exchange for using our deposits as collateral for bonds issued by the CRDA, we received a $3 million fee that was being amortized over the life of the bonds. During 2005, the CRDA notified us that the revenue bonds had been refunded and we were released from our guarantee and as a result we recognized the unamortized balance as other revenue.

Paragraph 78 of CON 6 defines revenues as inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations. As noted above, our CRDA activities are considered to be a significant component of our ongoing operations in Atlantic City. We therefore recognize revenues generated and expenses incurred in connection with these activities as increases and decreases, respectively, to our operating income.

In any event, we believe the guarantee fee income is immaterial to our total revenues.
13.	Summary of Selected Financial Data, page F-64

Staff's comment:

Refer to the line item EBITDA, along with note (f). As EBITDA is a non-GAAP financial measure and is utilized as a measure of operating performance, please eliminate it from your presentation of "Other Financial Data." Its inclusion with the GAAP based liquidity and cash flow financial measures is confusing. Also, as your definition of EBITDA includes items other than earnings before interest, taxes, depreciation and amortization, and given its calculation is different from the segment profitability measure discussed in Note 17, it constitutes a non-GAAP financial measure. Your current presentation does not comply with Item 10 of Regulation S-K. We suggest you delete this non-GAAP measure from the filing.

Our response:

We will comply with the comment. We request the Staff to reconsider amending the 10-K for this comment and allow us to incorporate it in future filings.
The Company acknowledges that:
. .. ..

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (602)381-4113 or Meridith P. Sipek at (602)381-4147 if you have any questions or comments.
Very truly yours, NEIL A. CIARFALIA Neil A. Ciarfalia Chief Financial Officer, Vice President and Treasurer

cc:  Meridith P. Sipek
     Andreas D. Coumides, PricewaterhouseCoopers LLP
     Jeffrey Brill, Skadden, Arps, Slate, Meagher & Flom LLP